GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd, Suite 750
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Morganbesser 310 319 2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Neil Morganbesser_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Globalist Capital, LLC_____, as of _____December 31_____, 20 17_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CEO_____
Title

_____
Notary Public

COSTIN HARNONCOURT
COMM. 2141197
NOTARY PUBLIC CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 27, 2020

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Globalist Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Globalist Capital, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Globalist Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Globalist Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Globalist Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schwartz & Company, LLP

We have served as Globalist Capital, LLC's auditor since 2012.

New York, New York
February 28, 2018

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

5 Penn Plaza, Suite 2385
New York, NY 10001
212.681.8018

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.241.8485

www.schwartz-cpas.com

GLOBALIST CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	53,750
Due from affiliate		65,703
Prepaid expenses and other assets		41,826
Total assets	$	161,279

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses	$	44,552
Total liabilities		44,552
Member's equity		116,727
Total liabilities and member's equity	$	161,279

See notes to the financial statement

1

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement transactions are consummated.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company will adopt this ASU in January 2018 using a modified retrospective approach. The Company does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash
Cash includes deposits in checking and savings accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes on its tax return. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction.

Uncertain tax positions
In accordance with the FASB Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes", the Company did not recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Generally, federal, state and local authorities may examine the member's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

3. **CONCENTRATION OF CREDIT RISK**

Periodically throughout the year and at December 31, 2017, the Company may have significant cash balances. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. As of December 31, 2017, the Company does not have any balances in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Two customers accounted for 100% of private placement fees for the year ended December 31, 2017.

4. RELATED PARTY TRANSACTIONS

Pursuant to an amended expense sharing agreement (the "Amended Agreement") between the Company and DelMorgan & Co., LLC ("DelMorgan"), DelMorgan will reimburse the Company for certain expenses and the Company reimburses DelMorgan for certain other expenses in accordance with the Amended Agreement. DelMorgan was charged $71,263 for the year ended December 31, 2017 under the Amended Agreement and such amount is reflected as service income on the accompanying statement of income. DelMorgan charged the Company $44,361, for the year ended December 31, 2017. At December 31, 2017, the Company was due $65,703 from DelMorgan as reflected on the statement of financial condition.

In addition, pursuant to the Amended Agreement, the Company has agreed to pay DelMorgan an annual business development and management fee, commencing July 24, 2017, of $75,000. The annual fee will never exceed the amount of revenue earned by the Company from companies introduced by DelMorgan, in the twelve months preceding the payment date. As of December 31, 2017, the Company prepaid $75,000 and recorded $33,178 in expense through December 31, 2017.

5. COMMITMENTS AND CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is currently involved in one such proceeding. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, in the opinion of management of the Company this pending matter against the Company will not have a material adverse effect on the Company's financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

On November 22, 2017, the Company failed to maintain its minimum net capital requirement by $3,153, as defined by the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act. The Company cured the situation on December 11, 2017.

At December 31, 2017, the Company had net capital, as defined, of $9,198, which exceeded the required minimum net capital of $5,000 by $4,198. Aggregate indebtedness at December 31, 2017 totaled $44,552. The Company's percentage of aggregate indebtedness to net capital was 484%.

7. **EXEMPTION FROM SECURITIES INVESTOR PROTECTION CORPORATION – ASSESSMENT RECONCILIATION**

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income does not exceed $500,000 for the year ended December 31, 2017.

8. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2017, through February 28, 2018, the date the financial statement was available to be issued and determined that there are no material events that would require adjustment to or disclosures in the Company's financial statement.